UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Central European Media Enterprises Ltd.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045103

(CUSIP Number)

Ronald S. Lauder 767 Fifth Avenue, Suite 4200 New York, New York 10153 (212) 572-4090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS Ronald S. Lauder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,000
	8	SHARED VOTING POWER 37,614,560
	9	SOLE DISPOSITIVE POWER 120,000
	10	SHARED DISPOSITIVE POWER 37,614,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,734,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS RSL Savannah LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,023,624
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,023,624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,023,624
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS RSL Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	G20045103

AMENDMENT NO. 18 TO SCHEDULE 13D

This Amendment No. 18 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by Ronald S. Lauder (“RSL”) with the U.S. Securities and Exchange Commission on November 21, 1995, as amended from time to time, most recently by Amendment No. 17, filed on May 8, 2012 (the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.08 per share (“Class A Common Stock”), of Central European Media Enterprises, Ltd. (the “Issuer”). This Amendment No. 18 is being filed by RSL, RSL Savannah LLC, a Delaware limited liability company (“RSL Savannah”), and RSL Capital LLC, a Delaware limited liability company (“RSL Capital”). Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D, and except as specifically amended by this Amendment No. 18, items in the Schedule 13D remain unchanged.

All share percentages in this Schedule 13D are based on 76,310,310 outstanding shares of Class A Common Stock, which includes 56,892,114 shares of Class A Common Stock, as reflected on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, 2,000,000 shares of Class A Common Stock purchased by RSL Capital on June 15, 2012, 9,901,260 shares of Class A Common Stock purchased by Time Warner Media Holdings B.V. (“TW Investor”) on June 15, 2012, and 7,516,936 shares of Class A Common Stock converted from an equal number of the Issuer’s Class B Common Stock, par value $0.08 per share (“Class B Common Stock”), as described below.

Item 2.	Identity and Background

The disclosure in Item 2 of the Schedule 13D is amended in its entirety by replacing it with the following:

This Schedule 13D is being filed on behalf of:

(i)	RSL;

(ii)	RSL Savannah; and

(iii)	RSL Capital.

The principal business of each of RSL Savannah and RSL Capital is to serve as a holding company for various investments of RSL. The address of the principal office of each of RSL Savannah and RSL Capital and the business address of RSL is c/o RSL Investments Corporation, 767 Fifth Avenue, Suite 4200, New York, New York, 10153. RSL is the sole member of each of RSL Savannah and RSL Capital. RSL is President of each of RSL Savannah and RSL Capital. RSL’s principal business occupations are nonexecutive Chairman of the Board of the Issuer and Chairman of Estée Lauder International and Chairman of Clinique Laboratories, Inc., divisions of The Estée Lauder Companies, Inc. (“Estée Lauder”). The Issuer’s principal business address is Mintflower Place, 4th floor, 8 Par-La-Ville Rd, Hamilton, Bermuda and Estée Lauder’s principal business address is 767 Fifth Avenue, New York, NY 10153.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Schedule 13D is amended by adding the following to the end thereof:

The purchase of the RSL Subscription Shares closed on June 15, 2012 (the “Closing Date”). The investment was made by RSL Capital, and the funds used to purchase the RSL Subscription Shares were borrowed by RSL pursuant to a credit agreement dated as of September 7, 2011 (the “RSL Credit Agreement”) and contributed by him to RSL Capital.

CUSIP No.	G20045103

The Reporting Persons did not purchase, nor provide any funds or other consideration with respect to the purchase of, the TW Subscription Shares.

Item 5.	Interests in Securities of the Issuer

The disclosure in Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) On the date hereof, the Reporting Persons beneficially own the following number of shares of Class A Common Stock:

(i)	RSL beneficially owns 37,734,560 shares of Class A Common Stock, in the following manner: — 32,023,624 shares of Class A Common Stock held directly by TW Investor over which RSL Savannah, of which RSL is the sole member, was granted a proxy pursuant to the terms of the Voting Agreement; — 2,000,000 shares of Class A Common Stock held directly by RSL Capital, of which RSL is the sole member; — 64,000 shares of Class B Common Stock underlying options (“Class B Options”) held directly by RSL that are exercisable or will become exercisable within 60 days; 30,000 shares of Class A Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days; — 26,000 shares of Class A Common Stock held directly by RSL; — 2,885,705 shares of Class A Common Stock held directly by RSL Investments Corporation, a Delaware corporation (“RIC”), of which RSL is the sole shareholder; — 105,231 shares of Class A Common Stock held directly by RAJ Family Partners, L.P. (“RAJ LP”), the managing general partner of which is RAJ Family Corporation (“RAJ Corp”), of which RSL is Chairman and President; and — 600,000 shares of Class A Common Stock held directly by The Neue Galerie New York (“Neue Galerie”), of which RSL is a director and President.

Immediately upon RSL’s exercise of any Class B Options, the shares of Class B Common Stock acquired upon such exercise will convert to an equal number of shares of Class A Common Stock.

(ii)	RSL Savannah beneficially owns 32,023,624 shares of Class A Common Stock held directly by TW Investor.

(iii)	RSL Capital beneficially owns 2,000,000 shares of Class A Common Stock.

(iv)	The Reporting Persons disclaim beneficial ownership of the 600,000 shares of Class A Common Stock held directly by Neue Galerie, of which RSL is director and President. The shares held directly by Neue Galerie are not covered by the Investor Rights Agreement, as amended by the Investor Rights Amendment, are not factored into the calculation of RSL Capital’s preemptive rights provided in the Investor Rights Amendment, and are not covered by the Registration Rights Agreement.

(b)	The Reporting Persons have the power to vote, or direct the vote of (“Voting Power”), and the power to dispose, or direct the disposition of (“Dispositive Power”), shares of Class A Common Stock as follows:

(i)	RSL has sole Voting Power and sole Dispositive Power with respect to 120,000 shares of Class A Common Stock as follows: — 64,000 shares of Class B Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days; — 30,000 shares of Class A Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days; and — 26,000 shares of Class A Common Stock held directly by RSL.

(ii)	RSL shares Voting Power and Dispositive Power with respect to 37,614,560 shares of Class A Common Stock as follows: — RSL, as sole member of RSL Savannah, shares Voting Power and

CUSIP No.	G20045103

Dispositive Power with RSL Savannah and TW Investor with respect to 32,023,624 shares of Class A Common Stock that are directly held by TW Investor and are subject to the Voting Agreement and the Investor Rights Agreement, as amended by the Investor Rights Amendment; — RSL, as sole member of RSL Capital, shares Voting Power and Dispositive Power with respect to 2,000,000 shares of Class A Common Stock held directly by RSL Capital; RSL, as sole shareholder of RIC, shares Voting Power and Dispositive Power with RIC with respect to 2,885,705 shares of Class A Common Stock held directly by RIC; — RSL, as Chairman and President of RAJ Corp, shares Voting Power and Dispositive Power with RAJ Corp and its majority shareholder with respect to 105,231 shares of Class A Common Stock held directly by RAJ LP; and — RSL, as director and President of Neue Galerie, may be deemed to share Voting Power and Dispositive Power with respect to 600,000 shares of Class A Common Stock held directly by Neue Galerie.

(iii)	RSL Savannah shares Voting Power and Dispositive Power with RSL and TW Investor with respect to 32,023,624 shares of Class A Common Stock that are directly held by TW Investor and are subject to the Voting Agreement and the Investor Rights Agreement, as amended by the Investor Rights Amendment.

(iv)	RSL Capital has sole Voting Power and sole Dispositive Power with respect to 2,000,000 shares of Class A Common Stock held directly by RSL Capital.

(v)	The Reporting Persons disclaim beneficial ownership of the 600,000 shares of Class A Common Stock held directly by Neue Galerie, of which RSL is director and President.

(c) On June 15, 2012, RSL Capital acquired 2,000,000 shares of Class A Common Stock pursuant to the RSL Subscription Agreement and TW Investor acquired 9,901,260 shares of Class A Common Stock pursuant to the TW Subscription Agreement, each at a per share price of $7.51.

Effective as of the Closing Date, pursuant to conversion notices previously delivered to the Issuer, 2,885,705 shares of Class B Common Stock that were held directly by RIC, 105,231 shares of Class AB Common Stock that were held directly by RAJ LP, and 4,500,000 shares of Class B Common Stock that were held directly by TW Investor were converted into an equal number of shares of Class A Common Stock for no additional consideration.

(d)	The majority shareholder of RAJ Corp and the general partners and the limited partners of RAJ LP have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 105,231 shares of Class A Common Stock held directly by RAJ LP. RSL holds directly or indirectly a majority of the partnership interests in RAJ LP.

Neue Galerie has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the 600,000 shares of Class A Common Stock held directly by Neue Galerie. RSL is a director and President of Neue Galerie.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to incorporate by reference the Exhibit Index at the end thereof.

CUSIP No.	G20045103

SIGNATURES

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 22, 2012

RONALD S. LAUDER

By	/s/ Dave Gerson
Name:	Dave Gerson, as Attorney-in-Fact for Ronald S. Lauder

RSL SAVANNAH LLC

By	/s/ Dave Gerson
Name:	Dave Gerson
Title:	Executive Vice President

RSL CAPITAL LLC

By	/s/ Dave Gerson
Name:	Dave Gerson
Title:	Vice President, Assistant Treasurer and Secretary

CUSIP No.	G20045103

EXHIBIT INDEX

Exhibit	Description

99.7	Joint Filing Agreement, by and among Ronald S. Lauder, RSL Savannah LLC and RSL Capital LLC, dated June 22, 2012

99.8	RSL Credit Agreement, dated as of September 7, 2011***

***	Certain provisions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.